  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 8, 1996

                                                  REGISTRATION NO. 33-64939
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549

                               ----------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-6

                               ----------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                               ----------------

A. EXACT NAME OF TRUST:

                              EQUITY FOCUS TRUSTS
                             S.T.A.R.T. 1996 SERIES

B. NAME OF DEPOSITOR:

                               SMITH BARNEY INC.

C. COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICE:

                              388 GREENWICH STREET
                            NEW YORK, NEW YORK 10013

D. NAMES AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                        COPY TO:


         LAURIE A. HESSLEIN
          SMITH BARNEY INC.                    PIERRE DE ST. PHALLE, ESQ.
        388 GREENWICH STREET                      DAVIS POLK & WARDWELL
      NEW YORK, NEW YORK 10013                    450 LEXINGTON AVENUE
                                                NEW YORK, NEW YORK 10017

E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:

                                   Indefinite

G. AMOUNT OF FILING FEE:

                        $500 (as required by Rule 24f-2)

H. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.


[X] CHECK BOX IF IT IS PROPOSED THAT THIS FILING WILL BECOME EFFECTIVE AT 9:30
  A.M. ON JANUARY 8, 1996 PURSUANT TO RULE 487.
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                            EQUITY FOCUS
                                  TRUSTS
        --------------------------------
                   S.T.A.R.T. 1996 SERIES

              (SMITH BARNEY'S TOP ANALYST
                   RECOMMENDATIONS TRUST)


      A SMITH BARNEY UNIT INVESTMENT TRUST



SMITH BARNEY                        The Equity Focus Trusts--S.T.A.R.T.
------------                        1996 Series is a unit investment
                                    trust that offers investors the
A Member of TravelersGroup(ART)     opportunity to purchase Units
                                    representing proportionate interests
                                    in a portfolio of 29 equity
                                    securities selected by Smith
                                    Barney's Equity Research Division as
                                    "Top Picks" in each of 95 industry
                                    groups, and also appearing on at
                                    least one other of eight Smith
                                    Barney research lists of top stock
                                    recommendations. The value of the
                                    Units will fluctuate with the value
                                    of the underlying securities and the
                                    Trust is not appropriate for
                                    investors requiring high current
                                    income or conservation of capital.
                                    The minimum purchase is $1,000 for
                                    individual purchases, and $250 for
                                    purchases by Individual Retirement
                                    Accounts, Keogh Plans, pension funds
                                    and other tax-deferred retirement
                                    plans.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Inquiries should be directed to the Sponsor at (800) 223-2532.

Prospectus dated January 8, 1996
Read and retain this Prospectus for future reference

EQUITY FOCUS TRUSTS--S.T.A.R.T. 1996 SERIES

INVESTMENT SUMMARY AS OF JANUARY 5, 1996+

SPONSOR
 Smith Barney Inc.
INITIAL NUMBER OF UNITS++........................................     1,000,000
FRACTIONAL UNDIVIDED INTEREST IN TRUST REPRESENTED BY EACH UNIT.. 1/1,000,000TH
PUBLIC OFFERING PRICE (per 1,000 Units)..........................
 Aggregate value of Securities in Trust.......................... $     973,140
                                                                  =============
 Divided by 1,000,000 Units
  (times 1,000).................................................. $      973.14
 Plus sales charge of 2.75% of Public Offering Price (2.828% of
  the net amount invested in Securities)*........................ $       27.52
                                                                  -------------
 Public Offering Price per 1,000 Units........................... $    1,000.66
 Plus the amount per 1,000 Units in the Income and Capital
  Accounts (see Description of the Trust--Income)................ $       -0-
                                                                  -------------
 Total (per 1,000 Units)......................................... $    1,000.66
                                                                  =============
 SPONSOR'S REPURCHASE PRICE AND REDEMPTION PRICE** PER 1,000
  UNITS (based on value of underlying securities)................ $      973.14

DISTRIBUTIONS
 Distributions of income, if any, will be made on November 25, to Holders of record on November 10, 1996 and will be automatically reinvested in additional Units of this Trust at no extra charge unless the Holder elects to receive his distribution in cash. A Final Distribution will be made upon termination of the Trust.

SPONSOR'S LOSS ON DEPOSIT............................................... $3,263
TRUSTEE'S ANNUAL FEE
 $.74 per 1,000 Units
 (see Expenses and Charges)
SPONSOR'S ANNUAL FEE
 Maximum of $.25 per 1,000 Units
 (see Expenses and Charges)
RECORD DAY
 November 10, 1996
DISTRIBUTION DAY

 November 25, 1996, and upon termination and liquidation of the Trust.

EVALUATION TIME
 4:00 P.M New York time.

TRUSTEE AND DISTRIBUTION AGENT
 The Chase Manhattan Bank, N.A.

MINIMUM VALUE OF TRUST
 The trust indenture between the Sponsor and the Trustee (the "Indenture") may be terminated if the net asset value of the Trust is less than $5,000,000, unless the net asset value of Trust deposits has exceeded $50,000,000. In that case, the Indenture may be terminated if the net asset value of the Trust is less than $20,000,000. See Risk Factors, page 3.

MANDATORY TERMINATION OF TRUST
 January 31, 1997 (the "Mandatory Termination Date"), or at any earlier time by the Sponsor with the consent of Holders of 51% of the Units then outstand-ing.
-----------

 + The Initial Date of Deposit. The Trust Indenture was signed and the initial deposit was made on January 5, 1996. Valuation of Securities is based on the market value per share as of January 5, 1996, as more fully explained in footnote 4 to Portfolio on page 8. After the Initial Date of Deposit, Securities quoted on a national securities exchange or the Nasdaq National Market, or a foreign securities exchange, are valued at the closing sale price or, if no price exists, at the mean between the closing bid and offer prices. Securities not so quoted are valued at the mean between bid and offer prices.

++ The Sponsor may create additional Units during the offering period of the Trust.

 * The sales charge will be reduced on a graduated scale in the case of quantity purchases. See Public Sale of Units--Public Offering Price.

** All redemptions of 250,000 Units or more may, upon request by a redeeming Holder, be made in kind to the Distribution Agent, who will either forward the distributed securities to the Holder or sell the securities on behalf of the redeeming Holder and distribute the proceeds (net of any brokerage commission or other expenses incurred in the sale) to the Holder. See Redemption.

EQUITY FOCUS TRUSTS--S.T.A.R.T. 1996 SERIES

  OBJECTIVE OF THE TRUST -- The objective of the Trust is to provide investors with the possibility of capital appreciation through a convenient and cost-effective investment in a fixed portfolio consisting of shares of common stocks and any similar securities (the "Securities") selected by the Sponsor for the Trust portfolio (the "Portfolio"). The Sponsor has selected for the Portfolio, securities which it considers to have the best possibility for capital appreciation over a period of one year relative to risks and opportunities. The payment of dividends is not a primary objective of the Trust. Achievement of the Trust's objective is dependent upon several factors including the financial condition of the issuers of the Securities and any appreciation of the Securities. Furthermore, because of Trust sales charges and expenses, unequal weightings of securities, brokerage costs and possible delays in purchasing securities with cash deposited and other factors, investors in the Trust may not realize as high a total return as the theoretical performance of the underlying securities in the Portfolio.

  PORTFOLIO -- The Portfolio contains 28 common stocks and one limited partnership interest issued by companies engaged primarily in the following industries: oil/natural gas, 4; technology, 3; restaurant chains, 2; telecommunications, 2; semiconductors, 2; banks/financial institutions, 2; brewery, 1; engineering, 1; auto parts, 1; metals & mining, 1; food retailer, 1; office equipment, 1; insurance, 1; building products, 1; retailing, 1; lodging, 1; publishing, 1; tobacco, 1; auto salvage, 1; healthcare, 1. The brewery issue is a foreign issue. Although there are certain risks of price volatility associated with investment in common stocks (particularly with an investment in one or two common stocks), your risk is reduced because your capital is divided among securities from different industry groups. (See Risk Factors.)

  With the initial deposit of Securities the Sponsor established a proportionate relationship among the number of shares of each stock deposited in the Portfolio. During the 90-day period following the Initial Date of Deposit, the Sponsor may create additional Units by depositing cash (or a bank letter of credit in lieu of cash) with instructions to purchase Securities, additional Securities or contracts to purchase additional Securities maintaining to the extent practicable the original proportionate relationship among the number of shares of each stock and similar interests in the Portfolio. Replacement Securities may be acquired under specified conditions. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in price or the unavailability of Securities. Any deposits of Securities after the 90-day period must replicate exactly the proportionate relationship among the number of shares and similar interests comprising the Portfolio at the end of the initial 90-day period, subject to certain events discussed under Administration of the Trust--Trust Supervision. The Sponsor may cease creating Units (temporarily or permanently) at any time. (See Administration of the Trust --
 Trust Supervision.)

  RISK FACTORS -- Investment in the Trust should be made with an understanding that the value of the underlying Securities, and therefore the value of the Units, will fluctuate, depending on the full range of economic and market influences which may affect the market value of the Securities, including the profitability and financial condition of issuers, conditions in a given issuer's industry, market conditions and values of common stocks generally, the impact of the Sponsor's buying and selling Securities, especially during the initial offering of Units of the Trust or to satisfy redemptions of Units, and other factors.

  The Trust is not appropriate for investors requiring high current income or conservation of capital. Securities representing approximately 45% of the value of the Portfolio have been ranked High Risk by the Sponsor's Research Department, described as "low predictability of earnings/dividends; high price volatility"; Securities representing approximately 3% of the value of the Portfolio have been ranked Speculative, described as "exceptionally low predictability of earnings/dividends; highest risk of price volatility."

  If cash (or a letter of credit in lieu of cash) is deposited with instructions to purchase Securities in connection with the issuance of additional Units during the Public Offering Period, there is the risk that the price of a Security will increase between the time of the deposit and the time the Security is purchased resulting in a

EQUITY FOCUS TRUSTS--S.T.A.R.T. 1996 SERIES reduction in the number of shares or similar interests purchased for the Portfolio. Price fluctuations during the period from the time of deposit of cash to the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Holder's Units, the number of shares or similar interests of each Security represented by each Unit and the income per Unit received by the Trust. Some of the Securities may have limited trading volume, and, while the Sponsor will endeavor to purchase Securities with deposited cash as soon as practicable, it reserves the right to purchase those Securities over the 20 following business days in an effort to reduce the effect of these purchases on the market price of those securities. This could, however, result in the Trust's failure to participate in any appreciation of those securities before the cash is invested. If any cash remains at the end of this period and cannot be invested in one or more securities at what the Sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the Trust, the Sponsor reserves the right to sell Securities over a period of up to 20 business days to lessen the impact of its sales on the market price of the Securities. The proceeds received by Holders following termination of the Trust will reflect the actual sales proceeds received on the Securities, which will likely differ from the closing sale price on the Mandatory Termination Date. (See Description of the Trust -- Risk Factors.)

  Common stocks may be especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. Investors should be aware that there can be no assurance that the value of the underlying Securities will increase or that the issuers of the Securities will pay dividends on outstanding shares. Any distributions of income to Holders will generally depend upon the declaration of dividends by the issuers of the Securities and the declaration of any dividends depends upon several factors including the financial condition of the issuers and general economic conditions.

  Unlike a mutual fund, the Portfolio is not actively managed and the Sponsor receives no management fee. Therefore, the adverse financial condition of an issuer will not necessarily require the sale of Securities from the Portfolio or mean that the Sponsor will not continue to purchase the Security in order to create additional Units. Investors should note in particular that the Securities were selected on the basis of the criteria set forth above under Objective of the Trust and that the Trust may continue to purchase or hold Securities originally selected through this process even though the evaluation of the attractiveness of the Securities may have changed. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when, in its opinion, it is in the best interest of the holders of the Units to do so. Although the Portfolio is regularly reviewed and evaluated and the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances, Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. The Sponsor has currently assigned certain rankings to the issuers of Securities based on stock performance expectations and level of risk (see footnote 2 to Portfolio on page 8). These rankings are subject to change. Securities will not necessarily be sold by the Trust based on a change in rankings, although the Sponsor intends to review the desirability of holding any Security if its ranking is reduced below 3. The prices of single shares of each of the Securities in the Trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in security prices will be much greater as a percentage of the lower-price securities' purchase price than as a percentage of the higher-price securities' purchase price.

  Investors should note that should the size of the Trust be reduced below the Minimum Value of Trust stated on page 2 the Trust may be terminated at that time by the Sponsor, well before the Mandatory Termination Date of the Trust.

  Any difference between the aggregate prices the Sponsor paid to acquire the Securities and the aggregate prices at which Securities were initially deposited in the Trust is noted on page 2 under Sponsor's Profit or (Loss) on Deposit. The Sponsor's profit or loss on the deposit of Securities largely depends on whether the prices of the Securities rise in response to the Sponsor's purchases of possibly large volumes of the Securities for initial and

EQUITY FOCUS TRUSTS--S.T.A.R.T. 1996 SERIES subsequent deposits in the Trust. The effect of the Sponsor's purchases of Securities on the prices of the Securities is unpredictable.

  FOREIGN SECURITIES AND AMERICAN DEPOSITARY RECEIPTS -- The Trust may contain Securities of foreign issuers or American Depositary Receipts ("ADRs") for securities that have been issued by non-United States issuers. These instruments are subject to special considerations in addition to those affecting common stocks of United States issuers. For a discussion of special considerations relating to foreign securities and ADRs, see Description of the Trust -- Risk Factors; Taxes.

  PRIVATE PLACEMENTS; UNDERWRITING -- None of the Securities in the Trust consists of privately-placed common stocks. Except as indicated under Portfolio, the Sponsor has not participated as sole underwriter, managing underwriter or member of an underwriting syndicate from which any of the Securities in the Trust were acquired.

  PUBLIC OFFERING PRICE -- The Public Offering Price per 1,000 Units is equal to the aggregate value of the underlying Securities and any cash held to purchase Securities, divided by the number of Units outstanding times 1,000, plus a sales charge of 2.75%* of the Public Offering Price; this results in a sales charge of 2.828%* of the net amount invested in underlying Securities. Units are offered at the Public Offering Price plus the net amount per Unit in the Income Account (see Public Sale of Units). The minimum purchase is $1,000 (or $250 in the case of purchases by Individual Retirement Accounts, Keogh plans, pension funds and other tax-deferred retirement plans). Investors should note that the Public Offering Price of Units varies each business day with the value of the underlying Securities. There is no "par value" for Units.

  INCOME DISTRIBUTIONS -- Distributions of dividends (net of expenses) and any principal received by the Trust will be automatically reinvested in additional Units of the Trust at no extra charge and each Holder of Units will participate unless the Holder elects to receive distributions of dividends or principal, or both, in cash. Holders who reinvest their distributions will receive additional Units and will therefore own a greater percentage of the Trust than Holders who receive cash distributions (see Reinvestment Plan). Distribution and Record Days are shown on page 2. As soon as practicable after termination of the Trust (generally after seven days), the Trustee will distribute to each Unitholder his pro rata share of the amount realized on disposition of the Securities remaining in the Trust plus any other assets then in the Trust, less expenses of the Trust. The other assets of the Trust will include any dividends, interest income and net realized capital gains which have not been distributed. The total distribution may be less than the amount paid for Units.

  MARKET FOR UNITS -- The Sponsor, though not obligated to do so, intends from the commencement of the Trust to maintain a market for Units and continually to offer to purchase Units from Holders desiring to sell them at a price based on the aggregate value of the underlying Securities (see Market for Units). Whenever a market is not maintained, a Holder may be able to dispose of his Units only through redemption (see Redemption).
-----------
* This sales charge will be reduced on a graduated scale in the case of quantity purchases. See Public Sale of Units -- Public Offering Price.

            EQUITY FOCUS TRUSTS: INTRODUCING THE S.T.A.R.T. SERIES

SMITH
BARNEY'S
TOP
ANALYST
RECOMMENDATIONS
TRUST

  The Equity Focus Trusts are a series of unit investment trusts, based on a research investing theme or industry trend identified by Smith Barney's research analysts. The process to select these portfolios draws from our far-reaching capabilities in equity research, through a detailed analysis of each company and its industry group. Also considered is the potential for the holdings to perform, given Smith Barney's outlook for the economic and market environment in general.

  This January will mark the introduction of a new addition to our Equity Focus Trusts, which we call the S.T.A.R.T. Series. Why? Because it's one way you can S.T.A.R.T. planning your investing strategy for the new year.

HOW THE PORTFOLIO IS IDENTIFIED:

  The stocks in the S.T.A.R.T. Portfolio are identified by Smith Barney's Equity Research Division--a team of 98 investment analysts who follow 95 industry groups or stock areas of the market, both in the U.S. and abroad. The process to select these holdings begins in early January when Smith Barney announces its annual list of "Top Picks," which includes our recommendation from each of the industry groups we follow.

  As the next step, we cross-reference the "Top Picks" with the following lists of Smith Barney stock recommendations that are published on a periodic basis.

IPC Buy List:     Our analyst recommendations included on the Investment
                  Policy Committee Buy List are stocks that this senior board of research analysts believe will outperform the market averages over the next six to 12 months, based on their overall view of the economy and the research of our equity analysts.

Ten Plus The Ten Plus portfolio, selected each July by Smith Barney's Investment Policy Committee, is comprised of the Firm's 10-15 top recommendations for the ensuing 12 month period.

Priority          The PERRL List is published each quarter in The Wall Street
Equity Retail     Journal. In general, the list is comprised of 15-25
Recommended       recommendations (ranked "Outperform" or "Buy" on Smith
List ("PERRL")    Barney's investment ranking system) that are consistent with
                  Smith Barney's overall outlook for the economy and the market.

Emerging          This list of emerging growth stocks is generally comprised
Growth Focus      of smaller to mid-sized companies that offer the combination
List              of strong earnings growth potential and attractive
                  valuations.

Model             Smith Barney monitors and publishes four model portfolios of
Portfolios 1-4:   about 10-15 stocks each that are grouped according to these investment objectives: Model Portfolio 1 is designed for the income-oriented and risk averse investor. Model Portfolios 2 and 3 focus more on capital appreciation, with low-to-moderate and moderate-to-above risk profiles, respectively.
                  Model Portfolio 4, the Aggressive Capital Appreciation
                  Portfolio, is comprised of aggressive growth stocks for investors with a high tolerance for risk.

THE S.T.A.R.T. SERIES:
INVESTING MADE EASY

Each of the January 1996 Top Picks that appears on one of these published lists of recommendations will be included in the S.T.A.R.T. 1996 Series. Smith Barney believes that this screening process will result in a list of stocks with a strong potential to outperform the total return of the entire list of Top Picks, as well as the Standard & Poor's 500 Stock Price Composite Index.


                          [ IPC Buy List                              ]
                          [ Ten Plus                                  ]
 TOP PICKS (RIGHT ARROW)  [ Priority Equities Retail Recommended List ]  (RIGHT ARROW) S.T.A.R.T. Portfolio
                          [ Emerging Growth Focus List                ]
                          [ Model Portfolios 1-4                      ]

  Through the S.T.A.R.T. Series, growth-oriented investors can take a "portfolio approach," by investing in a broad spectrum of Smith Barney's stock recommendations with one easy purchase. And all for a low, $1,000 minimum investment; $250 for IRAs.

  The portfolio, which will be held in a unit investment trust, is designed to remain fixed over its one-year life. S.T.A.R.T.'s primary investment objective is capital appreciation; however, some of the companies also pay attractive dividends.

  Contact your Smith Barney Financial Consultant to discuss more about this investment opportunity.

--------------------------------------------------------------------------------

RISK FACTORS:

  The Trust is designed for investors who can assume the risks associated with equity investments, and is not appropriate for investors requiring conservation of capital or high current income. Unit prices will fluctuate with the value of the underlying stocks, and there is no assurance that the price will appreciate, or not depreciate, over the term of the Trust. Because of the Trust's sales charges and expenses, unequal weightings of stocks, brokerage costs and other factors, Trust investors may not achieve the aggregate price performance of equal amounts of the underlying stocks. See the prospectus for more information.

  This material is not authorized for distribution unless included in the Trust's Prospectus.

 KEY INVESTING FEATURES

  Professional Selection & Supervision

    The securities that comprise S.T.A.R.T. Series are believed by our research to offer strong potential for growth in the coming 12 months.

  A Convenient and Cost Effective Package

    You can invest in a portfolio of our research recommendations for a low minimum investment of $1,000 ($250 for IRAs). Dividends are automatically reinvested, or you can elect to receive distributions in one convenient check. A summary of payments made, as well as the holdings in the portfolio, will be provided at termination by the Trustee.

  Liquidity

    Your units can be sold at any time, with no sales charge or penalty. The price will reflect the net asset value on the date of sale, which may be more or less than your cost.

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EQUITY FOCUS TRUSTS--S.T.A.R.T. 1996 SERIES

                                   FEE TABLE

--------------------------------------------------------------------------------
THIS FEE TABLE IS INTENDED TO HELP YOU TO UNDERSTAND THE COSTS AND EXPENSES
THAT YOU WILL BEAR DIRECTLY OR INDIRECTLY. SEE PUBLIC SALE OF UNITS AND
EXPENSES AND CHARGES. ALTHOUGH THE TRUST IS A UNIT INVESTMENT TRUST RATHER THAN A MUTUAL FUND, THIS INFORMATION IS PRESENTED TO PERMIT A COMPARISON OF FEES.
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UNITHOLDER TRANSACTION EXPENSES

 Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)................................................................. 2.75%
                                                                          ====
ESTIMATED ANNUAL TRUST OPERATING EXPENSES
 (AS A PERCENTAGE OF AVERAGE NET ASSETS)
 Trustee's Fee........................................................... .076%
 Maximum Portfolio Supervision, Bookkeeping and Administrative Fees...... .026%
 Organizational Expenses................................................. .122%
 Other Operating Expenses................................................ .010%
                                                                          ----
    Total................................................................ .234%
                                                                          ====

  The Trust (and therefore the Holders) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Portfolio--as is common for mutual funds. Historically, the sponsors of unit investment trusts have paid all the costs of establishing those trusts. Advertising and selling expenses will be paid by the Underwriters at no cost to the Trust.

                         INDEPENDENT AUDITORS' REPORT

The Sponsor, Trustee and Unitholders of Equity Focus Trusts, S.T.A.R.T. 1996
Series:

  We have audited the accompanying statement of financial condition, including the portfolio, of Equity Focus Trusts, S.T.A.R.T. 1996 Series, as of January 5, 1996. This financial statement is the responsibility of the Trustee (see note 5 to the statement of financial condition). Our responsibility is to express an opinion on this financial statement based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. Our procedures included confirmation with the Trustee of an irrevocable letter of credit deposited on January 5, 1996, for the purchase of securities, as shown in the statement of financial condition and portfolio of securities. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

  In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Equity Focus Trusts, S.T.A.R.T. 1996 Series, as of January 5, 1996, in conformity with generally accepted accounting principles.

                                                 KPMG Peat Marwick LLP
New York, New York

January 5, 1996

                              EQUITY FOCUS TRUSTS

                            S.T.A.R.T. 1996 SERIES

  STATEMENT OF FINANCIAL CONDITION AS OF INITIAL DATE OF DEPOSIT, JANUARY 5,
                                   1996

TRUST PROPERTY
 Investment in Securities:
  Contracts to purchase Securities(1)............................... $  973,140
  Organizational costs(2)...........................................    178,329
                                                                     ----------
    Total...........................................................  1,151,469
                                                                     ==========
LIABILITIES
 Accrued Expenses(2)................................................    178,329
                                                                     ----------
INTEREST OF UNITHOLDERS
 1,000,000 Units of fractional undivided interest outstanding:
  Cost to investors(3).............................................. $1,000,658
  Less: Gross underwriting commissions(4)...........................     27,518
                                                                     ----------
  Net amount applicable to investors................................    973,140
                                                                     ----------
    Total........................................................... $1,151,469
                                                                     ==========

-----------

(1) Aggregate cost to the Trust of the Securities listed under Portfolio on the Initial Date of Deposit is determined by the Trustee on the basis set forth in footnote 4 to the Portfolio on page 8. See also the columns headed Cost of Securities to Trust. An irrevocable letter of credit in the amount of $1,000,000 has been deposited with the Trustee for the purchase of Securities. The letter of credit was issued by Chemical Bank.

(2) Organizational costs to be paid by the Trust have been deferred and will be amortized over the life of the Trust. Organizational costs have been estimated based on projected total assets of $146 million. To the extent the Trust is larger or smaller, the amount paid may vary.
(3) Aggregate public offering price computed on the basis set forth under Public Sale of Units--Public Offering Price.
(4) Assumes a sales charge of 2.75% of Public Offering Price computed on the basis set forth under Public Sale of Units--Public Offering Price.
(5) The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of the Trust and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of the Trust. The Trustee is also responsible for all estimates and accruals reflected in the Trust's financial statements other than estimates of organizational costs, for which the Sponsor is responsible.

  PORTFOLIO OF EQUITY FOCUS TRUSTS--S.T.A.R.T. 1996 SERIES ON THE INITIAL
  DATE OF DEPOSIT, JANUARY 5, 1996
 ------------------------------------------------------------------------------

                                                                      COST OF
                          STOCK  INVESTMENT    NUMBER    PERCENT OF SECURITIES
     SECURITIES(1)        SYMBOL RANKING(2) OF SHARES(3) NET ASSETS TO TRUST(4)
     -------------        ------ ---------- ------------ ---------- -----------
ALLTEL Corp.              AT        1-M        1,100        3.39%   $ 33,000.00
Aluminum Co of America    AA        1-H          600        3.41      33,225.00
American Re               ARN       1-M          800        3.45      33,600.00
Apple South*              APSO      1-H        1,700        3.47      33,787.50
Charter One Financial*    COFI      1-M        1,100        3.41      33,137.50
Chemical Banking Corp. #  CHL       1-H          600        3.45      33,600.00
cisco Systems*            CSCO      1-M          500        3.67      35,750.00
Coastal Corp. #           CGP       1-M          900        3.40      33,075.00
ConAgra Inc.              CAG       1-L          800        3.51      34,200.00
Copart Inc.*#             CPRT      1-H        1,300        3.41      33,150.00
Echlin Inc.               ECH       1-M          900        3.39      32,962.50
Enserch Exploration #     EEX       1-H        2,900        3.43      33,350.00
Federated Dept. Stores #  FD        1-H        1,200        3.42      33,300.00
Ferrellgas Partners #     FGP       1-M        1,400        3.43      33,425.00
General Motors Class E    GME       1-L          600        3.28      31,950.00
Hewlett-Packard           HWP       1-H          400        3.25      31,650.00
Jacobs Engineering Group  JEC       1-H        1,300        3.46      33,637.50
Marriott International #  MAR       1-M          800        3.23      31,400.00
McDonald's Corp.          MCD       1-L          700        3.23      31,412.50
National Semiconductor    NSM       1-H        1,500        3.47      33,750.00
News Corp. Ltd Vtg ADS    NWSPr     1-M        1,800        3.51      34,200.00
NEXTEL Communications
 "A'*                     CALL      1-S        2,200        3.45      33,550.00
Philip Morris Cos.        MO        1-H          400        3.69      35,900.00
South African Breweries,
 Ltd. ADR*                SBWRY     1-M          900        3.50      34,065.00
Stanley Works             SWK       1-M          700        3.66      35,612.50
Staples Inc.*             SPLS      1-H        1,500        3.47      33,750.00
U.S. HealthCare*          USHC      1-M          800        3.63      35,300.00
Ultratech Stepper*#       UTEK      1-H        1,200        3.58      34,800.00
USX-Marathon Grp.         MRO       1-H        1,600        3.35      32,600.00
                                                          -------   -----------
                                                          100.00%   $973,140.00
                                                          =======   ===========

-----------

(1) All Securities are represented entirely by contracts to purchase Securities, which were entered into by the Sponsor on January 5, 1996. All contracts for domestic Securities are expected to be settled by the initial settlement date for the purchase of Units.
(2) Smith Barney has assigned these rankings according to the following system, which uses two codes: a letter for the level of risk (L,M,H,S or V) and a number for performance expectation (1-5).
RISK assesses predictability of earnings/dividends and stock price volatility:
  L (Low Risk): highly predictable earnings/dividends, low price volatility
  M (Moderate Risk): moderately predictable earnings/dividends, moderate price volatility
  H (High Risk): low predictability of earnings/dividends, high price volatility
  S (Speculative): exceptionally low predictability of earnings/dividends, highest risk of price volatility
  V (Venture): Risk and return consistent with venture capital, suitable only for well-diversified portfolios

PERFORMANCE rankings indicate the expected total return (capital gain or loss plus dividends) over the next 12-18 months, assuming an unchanged, or "flat" market; performance expectations depend on the risk category assigned to the stock, as shown in the following chart.

                    LOW RISK    MODERATE RISK   HIGH RISK    SPECULATIVE
                  ------------- ------------- ------------- -------------
1 (Buy)             Over 15%      Over 20%      Over 25%      Over 30%
2 (Outperform)      5% to 15%     5% to 20%    10% to 25%    10% to 30%
3 (Neutral)         -5% to 5%     -5% to 5%    -10% to 10%   -10% to 10%
4 (Underperform)   -5% to -15%   -5% to -15%  -10% to -20%  -10% to -20%
5 (Sell)          -15% or worse -15% or worse -20% or worse -20% or worse

These rankings represent current opinions of Smith Barney research analysts and are, of course, subject to change; no assurance can be given that the stocks will perform as expected. These rankings have not been audited by KPMG Peat Marwick LLP.

(3) Per 1,000,000 Units.

(4) Valuation of Securities by the Trustee was made using the market value per share as of the Evaluation Time on January 5, 1996. The value of South African Breweries, Ltd. is the market value under London Stock Exchange as of the close of the London Stock Exchange (11:30 am EDT) on January 5, 1996. Subsequent to the Initial Date of Deposit, valuation of Securities is based, for Securities quoted on a national securities exchange or Nasdaq National Market, or a foreign securities exchange, on the closing sale prices, or if no price exists, at the mean between the closing bid and offer prices, or for Securities not so quoted, at the mean between bid and offer prices on the over-the-counter market. See Redemption-- Computation of Redemption Price Per Unit.

                                ---------------

 *Smith Barney usually maintains a market in the securities of this company.
 # Within the last three years, Smith Barney or one of its affiliates was the manager (co-manager) of a public offering of the securities of this company or an affiliate.

DESCRIPTION OF THE TRUST

STRUCTURE AND OFFERING

  This Series of Equity Focus Trusts (the "Trust") is a "unit investment trust" created under New York law by a Trust Indenture (the "Indenture")* between the Sponsor and the Trustee. On the date of this Prospectus, each unit of the Trust (a "Unit") represented a fractional undivided interest in the securities listed under Portfolio (the "Securities") set forth under Investment Summary. Additional Units of the Trust will be issued in the amount required to satisfy purchase orders by depositing in the Trust cash (or a bank letter of credit in lieu of cash) with instructions to purchase Securities, contracts to purchase Securities together with irrevocable letters of credit, or additional Securities. On each settlement date (estimated to be three business days after the applicable date on which Securities were deposited in the Trust), the Units will be released for delivery to investors and the deposited Securities will be delivered to the Trustee. As additional Units are issued by the Trust as a result of the deposit of cash (or a letter of credit in lieu of cash) with instructions to purchase additional Securities, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. There is no limit on the time period during which the Sponsor may continue to make additional deposits of Securities into the Trust.

  Additional deposits of cash or Securities in connection with the issuance and sale of additional Units will maintain to the extent practicable the original proportionate relationship among the number of shares of and other interests representing each Security. The proportionate relationship among the Securities in the Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, brokerage commissions or unavailability of Securities. Replacement Securities may be acquired under specified conditions when Securities originally deposited are unavailable (see Administration of the Trust --Trust Supervision). Units may be continuously offered to the public by means of this Prospectus (see Public Sale of Units -- Public Distribution) resulting in a potential increase in the number of Units outstanding. Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the proportionate relationship among the number of shares of and other interests representing each of the Securities comprising the Portfolio at the end of the initial 90-day period.

  The Public Offering Price of Units prior to the Evaluation Time specified on page 2 on any day will be based on the aggregate value of the Securities in the Trust on that day at the Evaluation Time, plus a sales charge. The Public Offering Price will thus vary in the future from that specified on page 2 of this Prospectus. See Public Sale of Units -- Public Offering Price for a complete description of the pricing of Units.

  Units will be sold to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units. The Sponsor reserves the right to accept or reject any purchase order in whole or in part.

  The Sponsor will execute orders to purchase in the order it determines, in good faith, that they are received, except it is expected that indications of interest received prior to the effectiveness of the registration of the Trust which become orders upon effectiveness will be accepted according to the order in which the indications of interest were received. The Sponsor may accept or reject any purchase order in whole or in part.

  The holders ("Holders") of Units will have the right to have their Units redeemed for the Securities underlying the Units (see Redemption). If any Units are redeemed, the aggregate value of Securities in the Trust will be reduced and the fractional undivided interest in the Trust represented by each remaining Unit will be increased. Units will remain outstanding until redeemed upon request to the Trustee by any Holder (which may include the Sponsor), or termination of the Indenture (see Administration of the Trust -- Amendment and Termination).

-----------
* To the extent references in this Prospectus are to articles and sections of the Indenture, which is incorporated by reference into this Prospectus, the statements made herein are qualified in their entirety by such reference.

THE PORTFOLIO

  Smith Barney's Equity Focus Trusts are each based on a specific research investing theme or industry trend identified by Smith Barney Equity Research analysts, based on an analysis of each company and the industry group as a whole. The Securities in the Portfolio were identified by Smith Barney's Equity Research Division, which is staffed by 98 investment analysts, who currently follow equities issued by more than 1,300 companies (both domestic and foreign) in 95 industry groups or stock areas of the market. The Stocks included in the Portfolio were selected by the Sponsor as having above average appreciation potential over the next 12 months following the selection of the Portfolio. In arriving at the Trust's Portfolio, the Sponsor cross-referenced its "Top Picks" list--the top selections of the analysts for each industry group--with the following lists of analyst stock recommendations that are published on a periodic basis:

  IPC Buy List:   Smith Barney's analyst recommendations included on the
                  Investment Policy Committee Buy List are stocks that this senior board of research analysts believe will outperform the market averages over the next six to 12 months, based on their overall view of the economy and the research of Smith
                  Barney's equity analysts.

  Ten Plus The Ten Plus portfolio, selected each July by Smith Barney's Investment Policy Committee, is comprised of the Sponsor's 10-15 top recommendations for the ensuing 12 month period.

  Priority        The PERRL List is published each quarter in The Wall Street
  Equity          Journal. In general, the list is comprised of 15-25
  Retail          recommendations (ranked "1" or "2" on Smith Barney's
  Recommended     investment ranking system) that are consistent with Smith
  List            Barney's overall outlook for the economy and the market.
  ("PERRL")

  Emerging Growth Focus List
                  This list of emerging growth stocks is generally comprised of smaller to mid-sized companies that Smith Barney believes offer the combination of strong earnings growth potential and attractive valuations.

  Model Portfolios 1-4:
                  Smith Barney monitors and publishes four model portfolios of about 10-15 stocks each that are grouped according to these investment objectives: Model Portfolio 1 is designed for the income-oriented and risk averse investors. Model Portfolios 2 and 3 focus more on capital appreciation, with low-to-moderate and moderate-to-above risk profiles, respectively. Model Portfolio 4, the Aggressive Capital Appreciation Portfolio, is comprised of aggressive growth stocks for investors with a high tolerance for risk.

Each of the January 1996 Top Picks that also appears on any of these published lists of recommendations is included in the Portfolio.

  The results of ownership of Units will differ from the results of ownership of the underlying Securities of the Trust for various reasons, including sales charges and expenses of the Trust, because the Portfolio may not be fully invested at all times, the stocks are normally purchased or sold at prices different from the closing price used to determine the Trust's net asset value, and not all stocks may be weighted in the initial proportions at all times. Additionally, results of ownership to different Holders will vary depending on the net asset value of the underlying Securities on the days Holders bought and sold their Units. Of course, any purchaser of securities, including Units, will have to pay sales charges or commissions, which will reduce his total return.

  Advertising and sales literature for the Trust may include excerpts from the Sponsor's research reports on one or more of the stocks in the Trust, including a brief description of its businesses and market sector, and the basis on which the stock was selected. In selecting Securities for the Trust, the Sponsor has not expressed any belief as to the potential of these Securities for capital appreciation over a period longer than one year. There is, of course, no assurance that any of the Securities in the Trust will appreciate in value, and indeed any or all of the Securities may depreciate in value at any time in the future. See Description of the Trust -- Risk Factors.

  All of the domestic Securities are publicly traded either on a stock exchange or in the over-the-counter market. Most of the contracts to purchase Securities deposited initially in the Trust are expected to settle in three business days, in the ordinary manner for such Securities. Any foreign Securities are publicly traded on a variety of foreign stock exchanges. Settlement of contracts for foreign Securities varies by country and may take place prior to the settlement of purchase of Units on the Initial Date of Deposit.

  The Trust consists of such Securities as may continue to be held from time to time in the Trust and any additional and replacement Securities and any money market instruments acquired and held by the Trust pursuant to the provisions of the Indenture (including the provisions with respect to the deposit into the Trust of Securities in connection with the sale of additional Units to the public) together with undistributed income therefrom and undistributed and uninvested cash realized from the disposition of Securities (see Administration of the Trust -- Accounts and Distributions; -- Trust Supervision). The Indenture authorizes, but does not require, the Trustee to invest the net proceeds of the sale of any Securities in eligible money market instruments to the extent that the proceeds are not required for the redemption of Units. Any money market instruments acquired by the Trust must be held until maturity and must mature no later than the next Distribution Day and the proceeds distributed to Holders at that time. If sufficient Securities are not available at what the Sponsor considers a reasonable price, excess cash received on the creation of Units may be held in an interest-bearing account with the Trustee until that cash can be invested in Securities. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities. However, should any contract deposited hereunder (or to be deposited in connection with the sale of additional Units) fail, the Sponsor shall, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Cost of Securities to Trust listed under Portfolio, unless substantially all of the monies held in the Trust to cover the purchase are reinvested in replacement Securities in accordance with the Indenture (see Administration of the Trust -- Portfolio Supervision).

  Because certain of the Securities from time to time may be sold, or their percentage may be reduced under certain extraordinary circumstances described below, or because Securities may be distributed in redemption of Units, no assurance can be given that the Trust will retain for any length of time its present size (see Redemption; Administration of the Trust -- Amendment and Termination). For Holders who do not redeem their Units, investments in Units of the Trust will be liquidated on the fixed date specified under Investment Summary -- Mandatory Termination of Trust, and may be liquidated sooner if the net asset value of the Trust falls below that specified under Investment Summary -- Minimum Value of Trust (see Risk Factors).

INCOME

  There is no assurance that any dividends will be declared or paid in the future on the Securities.

  Record and Distribution Days are set forth under Investment Summary. Income Distributions, if any, will be automatically reinvested in additional Units of the Trust at no extra charge unless a Holder elects to receive his distributions in cash (see Reinvestment Plan).

RISK FACTORS

  An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

  The Trust is not appropriate for investors requiring conservation of capital or high current income. Securities representing approximately 45% of the value of the Portfolio have been ranked High Risk by the Sponsor's Research

Department, described as "low predictability of earnings/dividends; high price volatility"; an additional approximate 3% of the Securities have been ranked Speculative, described as "exceptionally low predictability of earnings/dividends; highest risk of price volatility."

  Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors or holders of debt obligations or preferred stocks of such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preference stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but generally do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks are subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Securities in the Portfolio may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

  Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If dividends are insufficient to cover expenses, it is likely that Securities will have to be sold to meet Trust expenses. See Expenses and Charges -- Payment of Expenses. Any such sales may result in capital gains or losses to Holders. See Description of the Trust -- Taxes.

  Holders will be unable to dispose of any of the Securities in the Portfolio, as such, and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote in accordance with the instructions of the Sponsor. Holders will, however, be able upon request to receive an "in kind" distribution of the Securities evidenced by their Units if they tender a minimum of 250,000 Units (see Redemption).

  Investors should be aware that the Trust is not a "managed" trust and, as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the Trust (the "Portfolio") except under extraordinary circumstances (see Administration of the Trust -- Trust Supervision).

  Investors should note that in connection with the issuance of additional Units during the Public Offering Period set forth in the Investment Summary, the Sponsor may deposit cash (or a letter of credit in lieu of cash) with instructions to purchase Securities, additional Securities or contracts to purchase Securities, in each instance maintaining the original percentage relationship, subject to adjustment under certain circumstances, among the number of shares of each Security in the Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security at the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Holder's Units and the Income per Unit received by the Trust.

  The Trust may be terminated at any time and all outstanding Units liquidated if the net asset value of the Trust falls below $5,000,000 and deposits of Securities in the Trust have not exceeded $50,000,000 at that time. At any time after deposits in the Trust have exceeded $50,000,000, the Trust may be so terminated if the net asset value of the Trust falls below $20,000,000. Investors should note that if the net asset value of the Trust should fall below the applicable minimum value, the Sponsor may then in its sole discretion terminate the Trust before the Mandatory Termination Date specified under Investment Summary.

  Foreign Securities. The Trust may hold Securities of non-U.S. issuers or through ADRs. There are certain risks involved in investing in securities of foreign companies, which are in addition to the usual risks inherent in United States investments. These risks include those resulting from fluctuations in currency exchange rates, revaluation of currencies, future adverse political and economic developments and the possible imposition of currency exchange blockages or other foreign governmental laws or restrictions, reduced availability of public information concerning issuers and the lack of uniform accounting, auditing and financial reporting standards or of other regulatory practices and requirements comparable to those applicable to domestic companies. Moreover, securities of many foreign companies may be less liquid and their prices more volatile than those of securities of comparable domestic companies. In addition, with respect to certain foreign countries, there is the possibility of expropriation, nationalization, confiscatory taxation and limitations on the use or removal of funds or other assets of the Trust, including the withholding of dividends. Foreign securities may be subject to foreign government taxes that could reduce the yield on such securities. Since the Trust may invest in securities quoted in currencies other than the United States dollar, changes in foreign currency exchange rates may adversely affect the value of foreign securities in the Portfolio and the net asset value of Units of the Trust. Investment in foreign securities may also result in higher expenses due to the cost of converting foreign currency to United States dollars, the payment of fixed brokerage commissions on certain foreign exchanges, which generally are higher than commissions on domestic exchanges, and expenses relating to foreign custody.

  In addition, for the foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, the Sponsor anticipates that adequate information will be available to allow the Sponsor to supervise the Portfolio as set forth in Administration of the Trust -- Portfolio Supervision.

  On the basis of the best information available to the Sponsor at the present time none of the Securities is subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from sale of, the Securities either because the particular jurisdictions have not adopted any currency regulations of this type or because the issues qualify for an exemption, or the Trust, as an extraterritorial investor, has qualified its purchase of the Securities as exempt by following applicable "validation" or similar regulatory or exemptive procedures. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payments to the Trust.

  In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Portfolio and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption (see Redemption).

  Exchange Rate Fluctuation. In recent years, foreign exchange rates have fluctuated sharply. Income from foreign equity securities held by the Trust, including those underlying any ADRs held by the Trust, would be payable in the currency of the country of their issuance. However, the Trust will compute its income in United States dollars, and the computation of income will be made on the date of its receipt by the Trust at the foreign exchange rate in effect on that date. Therefore, if the value of the foreign currency falls relative to the United States dollar between receipt of the income and the making of Trust distributions, the risk of such decline will be borne by Holders. In addition, the cost of converting such foreign currency to United States dollars would also reduce the return to the Holder.

  American Depositary Shares and Receipts. American Depositary Shares ("ADSs"), and receipts therefor ("ADRs"), are issued by an American bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. Generally, ADSs and ADRs are designed for use in the United States securities markets. For purposes of this Prospectus, the term ADR generally includes ADSs.

TAXES

  The following discussion addresses only the tax consequences of Units held as capital assets and does not address the tax consequents of Units held by dealers, financial institutions or insurance companies.

  In the opinion of Davis Polk & Wardwell, special counsel for the Sponsor, under existing law:

  The Trust is not an association taxable as a corporation for Federal income tax purposes, and income received by the Trust, or in the case of income generated by the Trust's limited partnership interest (the"Partnership Interest) in Ferrellgas Partners, L.P. (the "Partnership"), the Trust's pro rata share of income earned by the Partnership whether or not it is distributed to the Trust, will be treated as income of the Holders in the manner set forth below.

  Each Holder will be considered the owner of a pro rata portion of each Security in the Trust under the grantor trust rules of Sections 671-679 of the Internal Revenue Code of 1986, as amended (the "Code"). A Holder should determine his tax cost for each Security represented by his Units by allocating the total cost for his Units, including the sales charge, among each Security in the Trust represented by his Units (in proportion to the fair market values thereof on the date the Holder purchases his Units). In order for a Holder who purchases Units on the Initial Date of Deposit to determine the fair market value of his pro rata portion of each security on such date, see Cost of Securities to Trust under Portfolio. In addition, a Holder should increase his tax basis in the Partnership Interest represented by his Units by his pro rata share of the Partnership's income and decrease his tax basis in the Partnership Interest represented by his Units by his pro rata share of the Partnership's losses and by his pro rata portion of any amount distributed by the Partnership to the Trust.

  A Holder will be considered to have received all of the dividends paid on his pro rata portion of each Security other than the Partnership Interest when such dividends are received by the Trust even if the Holder does not actually receive such distributions but rather reinvests his dividend distributions pursuant to the Reinvestment Plan. A Holder will be considered to have received his pro rata portion of the Trust's pro rata portion of the Partnership's income even if the Holder does not actually receive distributions with respect to such income because either the Partnership does not distribute the income to the Trust or the Holder reinvests the distributions pursuant to the Reinvestment Plan. However, the Partnership generally intends to distribute the Trust's pro rata share of the Partnership's available cash (generally, the Partnership's cash receipts adjusted for its cash disbursements and net changes in reserves) on a quarterly basis. An individual Holder who itemizes deductions will be entitled to deduct his pro rata share of fees and expenses paid by the Trust only to the extent that this amount together with the Holder's other miscellaneous deductions exceeds 2% of his adjusted gross income. In addition, a Holder will generally be considered to have incurred his pro rata portion of the Trust's pro rata portion of the Partnership's losses.

  Distributions which are taxable as ordinary income other than distributions with respect to the Partnership Interest to Holders will constitute dividends for Federal income tax purposes but will be eligible for the dividends-received deduction for corporations (other than corporations such as "S" corporations which are not eligible for such deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding company tax) only to the extent of dividends received from domestic corporations by the Trust.

  The dividends-received deduction is currently 70%. However, Congress from time to time considers proposals to reduce the rate, and enactment of such a proposal would adversely affect the after-tax return to investors who can take advantage of the deduction. Further, on December 7, 1995, the Clinton Administration proposed reducing the dividends received deduction to 50% for dividends paid or accrued after January 31, 1996. Holders are urged to consult their own tax advisers.

  Section 246 and 246A of the Code contain limitations on the eligibility of dividends for the corporate dividends-received deduction (in addition to the limitation discussed above). Depending upon the corporate Holder's circumstances (including whether he has a 45-day holding period for his Units and whether his Units are debt financed), these limitations may be applicable to dividends received by a Holder from the Trust which would otherwise qualify for the dividends-received deduction under the principles discussed above. Accordingly, Holders should consult their own tax advisers in this regard. A corporate Holder should be aware that the receipt of dividend income for which the dividends received deduction is available may give rise to an alternative minimum tax liability (or increase an existing liability) because the dividend income will be included in the corporation's "adjusted current earnings" for purposes of the adjustment to alternative minimum taxable income required by
Section 56(g) of the Code.

  A distribution of Securities by the Trustee to a Holder (or to his agent, including the Distribution Agent) upon redemption of Units (or an exchange of Units for Securities by the Holder with the Sponsor) will not be a taxable event to the Holder or to other Holders. The redeeming or exchanging Holder's basis for such Securities will be equal to his basis for the same Securities (previously represented by his Units) prior to such redemption or exchange, and his holding period for such Securities will include the period during which he held his Units. However, a Holder will have a taxable gain or loss, which will be a capital gain or loss except in the case of a dealer, when the Holder (or his agent, including the Distribution Agent) sells the Securities so received in redemption, when a redeeming or exchanging Holder receives cash in lieu of fractional shares, when the Holder sells his Units or when the Trustee sells the Securities from the Trust. Capital gains are generally taxed at the same rate as ordinary income. However, the excess of net long-term capital gains over net short-term capital losses may be taxed at a lower rate than ordinary income for certain noncorporate taxpayers. A capital gain or loss is long-term if the asset is held for more than one year and short-term if held for one year or less. The deduction of capital losses is subject to limitations.

  The Trust may hold Securities or ADRs of foreign corporations. For United States income tax purposes, a holder of ADRs is treated as though he were holding directly the shares of the foreign corporation represented by the ADRs.

  Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Holders in the same manner as for Federal income tax purposes.

  Dividends paid by foreign issuers generally will be subject to withholding tax, which will be unavailable as a credit or deduction for Holders.

  The foregoing discussion relates only to the tax treatment of U.S. Holders with regard to Federal and certain aspects of New York State and City income taxes.

                                    *  *  *

  At termination of the Trust, the Trustee will furnish to each Holder a statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale by the Trust of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish an information return to each Holder and to the Internal Revenue Service.

RETIREMENT PLANS

  This Trust may be well suited for purchase by Individual Retirement Accounts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans, certain of which are briefly described below. Generally, capital gains and income received in each of the foregoing plans are exempt from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging or tax-deferred rollover treatment. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms, including the Sponsor of this Trust, and other financial institutions. Fees and charges with respect to such plans may vary.

  Retirement Plans for the Self-Employed -- Keogh Plans. Units of the Trust may be purchased by retirement plans established pursuant to the Self-Employed Individuals Tax Retirement Act of 1962 ("Keogh plans") for self-employed individuals, partnerships or unincorporated companies. Qualified individuals may generally make annual tax-deductible contributions up to the lesser of 20% of annual compensation or $30,000 in a Keogh plan. The assets of the plan must be held in a qualified trust or other arrangement which meets the requirements of the Code. Generally there are penalties for premature distributions from a plan before attainment of age 59 1/2, except in the case of a participant's death or disability and certain other limited circumstances. Keogh plan participants may also establish separate IRAs (see below) to which they may contribute up to an additional $2,000 per year ($2,250 if a spousal account is also established).

  Individual Retirement Account -- IRA. Any individual (including one covered by a qualified private or government retirement plan) can establish an IRA or make use of a qualified IRA arrangement set up by an employer or union for the purchase of Units of the Fund. Any individual can make a contribution to an IRA equal to the lesser of $2,000 ($2,250 in a spousal account) or 100% of earned income; such investment must be made in cash. However, the deductible amount an individual may contribute will be reduced if the individual's adjusted gross income exceeds $25,000 (in the case of a single individual), $40,000 (in the case of married individuals filing a joint return) or $200 (in the case of a married individual filing a separate return). A married individual filing a separate return will not be entitled to any deduction if the individual is covered by an employer-maintained retirement plan without regard to whether the individual's spouse is an active participant in an employer retirement plan. Unless nondeductible contributions were made in 1987 or a later year, all distributions from an IRA will be treated as ordinary income but generally are eligible for tax-deferred rollover treatment. It should be noted that certain transactions which are prohibited under Section 408 of the Code will cause all or a position of the amount in an IRA to be deemed to be distributed and subject to tax at that time. A participant's entire interest in an IRA must be, or commence to be, distributed to the participant not later than the April 1 following the taxable year during which the participant attains age 70 1/2. Taxable distributions made before attainment of age 59 1/2, except in the case of a participant's death or disability, or where the amount distributed is part of a series of substantially equal periodic (at least annual) payments that are to be made over the life expectancies of the participant and his or her beneficiary, are generally subject to a surtax in an amount equal to 10% of the distribution.

  Corporate Pension and Profit-Sharing Plans. A pension or profit-sharing plan established for employees of a corporation may purchase Units of the Trusts.

PUBLIC SALE OF UNITS

PUBLIC OFFERING PRICE

  The Public Offering Price of the Units is computed by adding to the aggregate value of the Securities in the Trust (as determined by the Trustee) and any cash held to purchase Securities, divided by the number of Units outstanding, a sales charge of 2.828% thereof. This sales charge is equal to a gross underwriting profit of 2.75% of the Public Offering Price and is subject to change by the Sponsor at any time. For most investors the commissions to purchase and sell the stocks directly would exceed the Trust's 2.75% sales charge and expenses. Purchasers on January 8, 1996 (the first day Units will be available to the public) will be able to purchase Units at $1.00 each (including the sales charge). To allow Units to be priced at $1.00, the Units outstanding as of the Evaluation Time on January 5 (all of which are held by the Sponsor) will be split (or split in reverse). The Public Offering Price on any subsequent date will vary from the Public Offering Price on the date of the initial Prospectus (set forth under Investment Summary) in accordance with fluctuations in the aggregate value of the underlying Securities. Units will be sold to investors at the Public Offering Price next determined after receipt of the investor's purchase order. A proportionate share of the amount in the Income Account (described under Administration of the Trust -- Accounts and Distributions) on the date of delivery of the Units to the purchaser is added to the Public Offering Price.

  The sales charge applicable to quantity purchases is reduced on a graduated scale for sales to any purchaser of at least 50,000 Units. Sales charges are as follows:

                                                           PERCENT OF PERCENT OF
                                                            OFFERING  NET AMOUNT
NUMBER OF UNITS                                              PRICE     INVESTED
---------------                                            ---------- ----------
Fewer than 50,000.........................................    2.75%     2.828%
50,000 but less than 100,000..............................    2.50      2.564
100,000 but less than 250,000.............................    2.25      2.302
250,000 but less than 500,000.............................    2.00      2.041
500,000 but less than 1,000,000...........................    1.50      1.523
1,000,000 or more.........................................    1.00      1.010

  The above graduated sales charges will apply to all purchases on any one day by the same purchaser of Units in the amounts stated. Purchases of Units will not be aggregated with purchases of units of any other series of Equity Focus Trusts. Until the initial offering date of Select Ten Portfolio (1996 Winter Series), a single purchaser of START units will be entitled to aggregate that purchase with purchase of units of one or more of those Select Ten Portfolios to determine the applicable sales charge on the START units (but not the Select Ten units). The purchaser must provide the purchaser's financial consultant at the time of the START purchase order with an indication of interest to purchase through Smith Barney a specified number of Select Ten units in their initial offering. If that purchase is made, the purchaser's account will be credited with the amount of any sales charge reduction on the START units. After the initial offering date for Select Ten Portfolios, purchases of Select Ten and START units through Smith Barney by a single purchaser on any single day will be aggregated in determining the sales charge on the START units (but not the Select Ten units). Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed to be registered in the name of the purchaser for purposes of calculating the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

  Valuation of Securities by the Trustee is made as of the close of business on the New York Stock Exchange on each business day. Securities quoted on a national stock exchange or Nasdaq National Market are valued at the closing sales price, or, if no closing sales price exists, at the mean between the closing bid and offer prices. Securities not so quoted are valued at the mean between bid and offer prices.

  Employees of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units pursuant to employee benefit plans, at a price equal to the aggregate value of the Securities in the Trust divided by the number of Units outstanding plus a reduced sales charge of .5%. Sales to these plans involve less selling effort and expense than sales to employee groups of other companies.

PUBLIC DISTRIBUTION

  Units will be distributed to the public at the Public Offering Price through the Sponsor, as sole underwriter of the Trust, and may also be distributed through dealers.

  The Sponsor intends to qualify Units for sale in all states of the United States where qualification is deemed necessary through the Sponsor and dealers who are members of the National Association of Securities Dealers, Inc. Sales to dealers, if any, will initially be made at prices which represent a concession from the Public Offering Price per Unit to be established at the time of sale by the Sponsor.

UNDERWRITER'S AND SPONSOR'S PROFITS

  The Sponsor, as sole underwriter, receives a gross underwriting commission equal to the sales charge of 2.75% of the Public Offering Price (subject to reduction on a graduated scale basis in the case of volume purchases).

  On the Initial Date of Deposit, the Sponsor also realized a profit or loss on deposit of the Securities into the Trust in the amount set forth under Investment Summary, which equals the difference between the cost of the Securities to the Trust (which is based on the aggregate value of the Securities on the Initial Date of Deposit) and the purchase price of such Securities to the Sponsor. On each subsequent deposit of Securities with respect to the sale of additional Units to the public, the Sponsor similarly may realize a profit or loss. The Sponsor also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence of the Public Offering Price received by the Sponsor for Units. Cash, if any, made available by buyers of Units to the Sponsor prior to the settlement dates for purchase of Units may be used in the Sponsor's business and may be of benefit to the Sponsor.

  The Sponsor also receives an annual fee at the maximum rate of $.25 per 1,000 Units for the administrative and other services which it provides during the life of the Trust (see Expenses and Charges -- Fees). The Sponsor has not participated as sole underwriter or manager or member of any underwriting syndicate from which any of the Securities in the Portfolio on the Initial Date of Deposit were acquired, except as indicated under Portfolio.

  In maintaining a market for the Units (see Market for Units), the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which it buys Units (based on the aggregate value of the Securities) and the prices at which it resells such Units (which include the sales charge) or the prices at which the Securities are sold after it redeems such Units, as the case may be.

MARKET FOR UNITS

  While the Sponsor is not obligated to do so, its intention is to maintain a market for Units and offer continuously to purchase Units from the Initial Date of Deposit at prices, subject to change at any time, which will be computed by adding (1) the aggregate value of Securities in the Trust, (2) amounts in the Trust including dividends receivable on stocks trading ex-dividend and (3) all other assets in the Trust; deducting therefrom the sum of
(a) taxes or other governmental charges against the Trust not previously deducted, (b) accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trust and certain other expenses and (c) amounts for distribution to Holders of record as of a date prior to the evaluation; and dividing the result of such computation by the number of Units outstanding as of the date of computation. The Sponsor may discontinue purchases of Units if the supply of Units exceeds demand or for any other business reason. The Sponsor, of course, does not in any way guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. On any given day, however, the price offered by the Sponsor for the purchase of Units shall be an amount not less than the Redemption Price per Unit, based on the aggregate value of Securities in the Trust on the date on which the Units are tendered for redemption (see Redemption).

  The Sponsor may, of course, redeem any Units it has purchased in the secondary market to the extent that it determines that it is undesirable to continue to hold such Units in its inventory. Factors which the Sponsor will consider in making such a determination will include the number of units of all series of unit trusts which it has in its inventory, the salability of such units and its estimate of the time required to sell such units and general market conditions. For a description of certain consequences of such redemption for the remaining Holders, see Redemption.

REDEMPTION

  Units may be redeemed by the Trustee at its corporate trust office upon payment of any relevant tax without any other fee, accompanied by a written instrument or instruments of transfer with the signature guaranteed by a national bank or trust company, a member firm of any of the New York, Midwest or Pacific Stock Exchanges, or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

  The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions (see Administration of the Trust --Accounts and Distribution). The Securities to be sold will be selected by the Trustee from those designated on the current list provided by the Sponsor for this purpose. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be a sufficient number of shares to obtain institutional rates of brokerage commissions (generally between 1,000 and 5,000 shares).

  The Trustee will redeem Units "in kind" upon request of a redeeming Holder if the Holder tenders at least 250,000 Units. Thus, a Holder will be able (except during a period described in the last paragraph under this heading), not later than the seventh calendar day following such tender (or if the seventh calendar day is not a business day on the first business day prior thereto), to receive in kind an amount per Unit equal to the Redemption Price per Unit (computed as described in Redemption -- Computation of Redemption Price per Unit) as determined as of the day of tender. The Redemption Price per Unit for in kind distributions (the "In Kind Distribution") will take the form of the distribution of whole and fractional shares of each of the Securities in the amounts and the appropriate proportions represented by the fractional undivided interest in the Trust of the Units tendered for redemption (based upon the Redemption Price per Unit), except that with respect to any foreign Security not held in ADR form, the value of that Security will be distributed in cash.

  In Kind Distributions on redemption of a minimum of 250,000 Units will be held by the Trustee, as Distribution Agent, for the account, and for disposition in accordance with the instructions of, the tendering Holder as follows:

  (a) If the tendering Holder requests cash payment, the Distribution Agent shall sell the In Kind Distribution as of the close of business on the date of tender and remit to the Holder not later than seven calendar days thereafter the net proceeds of sale, after deducting brokerage commissions and transfer taxes, if any, on the sale. The Distribution Agent may sell the Securities through the Sponsor, and the Sponsor may charge brokerage commissions on those sales. Since these proceeds will be net of brokerage commissions, Holders who wish to receive cash for their Units should always offer them for sale to the Sponsor in the secondary market before seeking redemption by the Trustee. The Trustee may offer Units tendered for redemption and cash liquidation to it to the Sponsor on behalf of any Holder to obtain this more favorable price for the Holder.

  (b) If the tendering Holder requests distribution in kind, the Distribution Agent (or the Sponsor acting on behalf of the Distribution Agent) shall sell any portion of the In Kind Distribution represented by fractional interests in accordance with the foregoing and distribute net cash proceeds to the tendering Holder together with certificates representing whole shares of each of the Securities that comprise the In Kind Distribution. (The Trustee may, however, offer the Sponsor the opportunity to purchase the tendered Units in exchange for the numbers of shares of each Security and cash, if any, which the Holder is entitled to receive. The tax consequences to the Holder would be identical in either case.)

  Any amounts paid on redemption representing income received will be withdrawn from the Income Account to the extent funds are available (an explanation of such Account is set forth under Administration of the Trust -- Accounts and Distributions). In addition, in implementing the redemption procedures described above, the Trustee and the Distribution Agent shall make any adjustments necessary to reflect differences between the Redemption Price of the Units and the value of the In Kind Distribution as of the date of tender. To the extent that Securities are distributed in kind, the size of the Trust will be reduced.

  A Holder may tender Units for redemption on any weekday (a "Tender Day") which is not one of the following: New Year's Day, Washington's Birthday, Good Friday, Memorial Day (observed), Independence Day, Labor Day, Thanksgiving or Christmas. The right of redemption may be suspended and payment postponed for any period, determined by the Securities and Exchange Commission ("SEC"), (1) during which the New York Stock Exchange, Inc. is closed other than for customary weekend and holiday closings, (2) during which the trading on that Exchange is restricted or an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable or (3) for such periods as the SEC may by order permit.

COMPUTATION OF REDEMPTION PRICE PER UNIT

  Redemption Price per Unit is computed by the Trustee as of the Evaluation Time on June 30 and December 31 (or the last business day prior thereto), as of the Evaluation Time next following the tender of any Unit for redemption on any Tender Day, and on any other business day desired by the Trustee or the Sponsor, by adding (1) the aggregate value of the Securities determined by the Trustee, (2) amounts in the Trust including dividends receivable on stocks trading ex-dividend (with appropriate adjustments to reflect monthly distributions made to Holders) and (3) all other assets in the Trust; deducting therefrom the sum of (a) taxes or other governmental charges against the Trust not previously deducted, (b) accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trust and certain other expenses and (c) amounts for distribution to Holders of record as of a date prior to the evaluation; and dividing the result of such computation by the number of Units outstanding as of the date thereof.

  The aggregate value of the Securities shall be determined by the Trustee in good faith in the following manner: if the Securities are listed on a national securities exchange or Nasdaq National Market, or a foreign securities exchange, such evaluation shall generally be based on the closing sale price on such exchange (unless the Trustee deems such price inappropriate as a basis for evaluation) or, if there is no closing sale price on such exchange, at the mean between the closing offering and bid side evaluation. If the Securities are not so listed or, if so listed and the principal market therefor is other than on such exchange, such evaluation shall generally be made by the Trustee in good faith based at the mean between current bid and offer prices on the over-the-counter market (unless the Trustee deems such mean inappropriate as a basis for evaluation) or, if bid and offer prices are not available, (1) on the basis of the mean between current bid and offer prices for comparable securities, (2) by the Trustee's appraising the value of the Securities in good faith at the mean between the bid side and the offer side of the market or (3) by any combination thereof.

EXPENSES AND CHARGES

  Initial Expenses -- All or some portion of the expenses incurred in establishing the Trust, including the cost of the initial preparation, printing and execution of the registration statement and the indenture, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses, will be paid by the Trust and amortized over one year. Any balance of the expenses incurred in establishing the Trust, as well as advertising and selling expenses, will be paid by the Underwriters at no cost to the trust.

  Fees -- The Trustee's and Sponsor's fees are set forth under Investment Summary. The Trustee receives for its services as Trustee and Distribution Agent payable in monthly installments, the amount set forth under Investment Summary. The Trustee's fee (in respect of services as Trustee), payable monthly, is based on the largest number of Units outstanding during the preceding month. Certain regular and recurring expenses of the Trust, including certain mailing and printing expenses, are borne by the Trust. The Trustee receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture. The Sponsor's fee, which is earned for trust supervisory services, is based on the largest number of Units outstanding during the year. The Sponsor's fee, which is not to exceed the maximum amount set forth under Investment Summary, may exceed the actual costs of providing supervisory services for this Trust, but at no time will the total amount the Sponsor receives for trust supervisory services rendered to all series of Smith Barney Unit Trusts in any calendar year exceed the aggregate cost to it of supplying these services in that year. In addition, the Sponsor may also be reimbursed for bookkeeping or other administrative services provided to the Trust in amounts not exceeding its cost of providing those services. The fees of the Trustee and Sponsor may be increased without approval of Holders in proportion to increases under the classification "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor.

  Other Charges -- These include: (1) fees of the Trustee for extraordinary services (for example, making distributions due to failure of contracts for Securities), (2) expenses of the Trustee incurred for the benefit of the Trust (including legal and auditing expenses) and expenses of counsel designated by the Sponsor, (3) various governmental charges and fees and expenses for maintaining the Trust's registration statement current with Federal and State authorities, (4) expenses and costs of action taken by the Sponsor, in its discretion, or the Trustee, in its discretion, to protect the Trust and the rights and interests of Holders (for example, expenses in exercising the Trust's rights under the underlying Securities), (5) indemnification of the Trustee for any losses, liabilities and expenses incurred without gross negligence, bad faith or wilful misconduct on its part, (6) indemnification of the Sponsor for any losses, liabilities and expenses incurred without gross negligence, bad faith, wilful misconduct or reckless disregard of their duties and (7) expenditures incurred in contacting Holders upon termination of the Trust. The amounts of these charges and fees are secured by a lien on the Trust.

  Payment of Expenses -- Funds necessary for the payment of the above fees will be obtained in the following manner: (1) first, by deductions from the Income Account (see below) (which will reduce income distributions from the Account); (2) to the extent the Income Account funds are insufficient, by distribution from the Capital Account (see below); (3) to the extent the Income and Capital Accounts are insufficient, by selling Securities from the Portfolio and using the proceeds to pay the expenses (thereby reducing the net asset value of the Units).

  Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable (see Description of the Trust --
 Risk Factors), the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If dividends are insufficient to cover expenses, it is likely that Securities will have to be sold to meet Trust expenses. Any such sales may result in capital gains or losses to Holders. See Description of the Trust -- Taxes.

ADMINISTRATION OF THE TRUST

RECORDS

  The Trustee keeps records of the transactions of the Trust at its corporate trust office including names, addresses and holdings of all Holders, a current list of the Securities and a copy of the Indenture. Such records are available to Holders for inspection at reasonable times during business hours.

ACCOUNTS AND DISTRIBUTIONS

  Dividends payable to the Trust are credited by the Trustee to an Income Account, as of the date on which the Trust is entitled to receive such dividends as a holder of record of the Securities. All other receipts (i.e., return of capital, stock dividends, if any, and gains) will be credited by the Trustee to a Capital Account. If a Holder elects to receive his distribution in cash, any income distribution for the Holder as of each Record Day will be made on the following Distribution Day or shortly thereafter and shall consist of an amount equal to the Holder's pro rata share of the distributable balance in the Income Account as of such Record Day, after deducting estimated expenses. The first distribution for persons who purchase Units between a Record Day and a Distribution Day will be made on the second Distribution Day following their purchase of Units. In addition, amounts from the Capital Account may be distributed from time to time to Holders of record. The Trustee may withdraw from the Income Account, from time to time, such amounts as it deems requisite to establish a reserve for any taxes or other governmental charges that may be payable out of the Trust. Funds held by the Trustee in the various accounts created under the Indenture do not bear interest.

  Purchases at Market Discount -- Certain of the shareholder dividend reinvestment, stock purchase or similar plans maintained by issuers of the Securities offer shares pursuant to such plans at a discount from market value. Subject to any applicable regulations and plan restrictions, the Sponsor intends to direct the Trustee to participate in any such plans to the greatest extent possible taking into account the Securities held by the Trust in the issuers offering such plans. In such event, the Indenture requires that the Trustee forthwith distribute in kind to the Distribution Agent the Securities received upon any such reinvestment to be held for the accounts of the Holders in proportion to their respective interests in the Trust. It is anticipated that Securities so distributed shall immediately be sold. Therefore, the cash received upon such sale, after deducting sales commissions and transfer taxes, if any, will be used for cash distributions to Holders.

  The Trustee will follow a policy that it will place securities transactions with a broker or dealer only if it expects to obtain the most favorable prices and executions of orders. Transactions in securities held in the Trust are generally made in brokerage transactions (as distinguished from principal transactions) and the Sponsor or any of its affiliates may act as brokers therein if the Trustee expects thereby to obtain the most favorable prices and execution. The furnishing of statistical and research information to the Trustee by any of the securities dealers through which transactions are executed will not be considered in placing securities transactions.

TRUST SUPERVISION

  The Trust is a unit investment trust which normally follows a buy and hold investment strategy and is not actively managed. However, the Portfolio is regularly reviewed. Traditional methods of investment management for a managed fund (such as a mutual fund) typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Portfolio of the Trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the Portfolio. However, while it is the intention of the Sponsor to continue the Trust's investment in the Securities in the original proportions, it has the power but not the obligation to direct the disposition of the Securities upon institution of certain legal proceedings, default under certain documents adversely affecting future declaration or payment of anticipated dividends, or a substantial decline in price or the occurrence of other materially adverse market or credit factors that, in the opinion of the Sponsor, would make the retention of the Securities detrimental to the interests of the Holders. The Sponsor intends to review the desirability of retaining in the Portfolio any Security if its Investment Rating is reduced below 3 by the Sponsor's Research Department. The Sponsor is authorized under the Indenture to direct the Trustee to invest the proceeds of any sale of Securities not required for redemption of Units in eligible money market instruments selected by the Sponsor which will include only the following instruments:

  (i) negotiable certificates of deposit or time deposits of domestic banks which are members of the Federal Deposit Insurance Corporation and which have, together with their branches or subsidiaries, more than $2 billion in total assets, except that certificates of deposit or time deposits of smaller domestic banks may be held provided the deposit does not exceed the insurance coverage on the instrument (which currently is $100,000), and provided further that the Trust's aggregate holding of certificates of deposit or time deposits issued by the Trustee may not exceed the insurance coverage of such obligations and (ii) U.S. Treasury notes or bills.

  In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when in its opinion it is in the best interest of the Holders of the Units to do so. In addition, the Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new Securities in exchange or substitution for any Securities except that the Sponsor may instruct the Trustee to accept or reject such an offer to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer failed to declare or pay anticipated dividends with respect to such Securities or (2) in the written opinion of the Sponsor the issuer will probably fail to declare or pay anticipated dividends with respect to such Securities in the reasonably foreseeable future. Any Securities so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Indenture to the same extent as Securities originally deposited thereunder. If a Security is eliminated from the Portfolio and no replacement security is acquired, the Trustee shall within a reasonable period of time thereafter notify Holders of the sale of the Security. Except as stated in this and the following paragraphs, the Trust may not acquire any securities other than (1) the Securities and (2) securities resulting from stock dividends, stock splits and other capital changes of the issuers of the Securities.

  The Sponsor is authorized to direct the Trustee to acquire replacement Securities ("Replacement Securities") to replace any Securities, for which purchase contracts have failed ("Failed Securities"), or, in connection with the deposit of Additional Securities, when Securities of an issue originally deposited are unavailable at the time of subsequent deposit, as described more fully below. Replacement Securities that are replacing Failed Securities will be deposited into the Trust within 110 days of the date of deposit of the contracts that have failed at a purchase price that does not exceed the amount of funds reserved for the purchase of Failed Securities. The Replacement Securities shall satisfy certain conditions specified in the Indenture including, among other conditions, requirements that the Replacement Securities shall be publicly-traded common stocks; shall be issued by an issuer subject to or exempt from the reporting requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934 (or similar provisions of law); shall not result in more than 10% of the Trust consisting of securities of a single issuer (or of two or more issuers which are Affiliated Persons as this term is defined in the Investment Company Act of 1940) which are not registered and are not being registered under the Securities Act of 1933 or result in the Trust owning more than 50% of any single issue which has been registered under the Securities Act of 1933; and shall have, in the opinion of the Sponsor, characteristics sufficiently similar to the characteristics of the other Securities in the Trust as to be acceptable for acquisition by the Trust. Whenever a Security has been eliminated by the Trust and a Replacement Security is deposited, the Trustee shall within five days after the deposit of the Replacement Security notify all Holders of the sale of the Security eliminated and the acquisition of the Replacement Security. Whenever a Replacement Security has been acquired for the Trust, the Trustee shall, on the next Distribution Day that is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Replacement Security. If Replacement Securities are not acquired, the Sponsor will, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Cost of Securities to Trust listed under Portfolio plus income attributable to the Failed Security.

  The Indenture also authorizes the Sponsor to increase the size and number of Units of the Trust by the deposit of cash (or a letter of credit) with instructions to purchase Additional Securities, contracts to purchase Additional Securities or, Additional Securities in exchange for the corresponding number of additional Units during the 90-day period subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Security established on the Initial Date of Deposit (the "Original Proportionate Relationship") is maintained to the extent practicable. Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the original proportionate relationship among the number of shares of each Security comprising the Portfolio at the end of the initial 90-day period.

  With respect to deposits of cash (or a letter of credit) with instructions to purchase Additional Securities), Additional Securities or contracts to purchase Additional Securities, in connection with creating additional Units of the Trust during the 90-day period following the Initial Date of Deposit, the Sponsor may specify minimum amounts of additional Securities to be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the Original Proportionate Relationship. If Securities of an issue originally deposited are unavailable at the time of subsequent deposit or cannot be purchased at reasonable prices or their purchase is prohibited or restricted by law, regulation or policies applicable to the Trust or the Sponsor, the Sponsor may (1) deposit cash or a letter of credit with instructions to purchase the Security when practicable (provided that it becomes available within 110 days after the Initial Date of Deposit) or (2) deposit (or instruct the Trustee to purchase) Securities of one or more other issues originally deposited or (3) deposit (or instruct the Trustee to purchase) a Replacement Security that will meet the conditions described above. Any funds held to acquire Additional or Replacement Securities which have not been used to purchase Securities at the end of the 90-day period beginning with the Initial Date of Deposit, shall be used to purchase Securities as described above or shall be distributed to Holders together with the attributable sales charge.

REPORTS TO HOLDERS

  The Trustee will furnish Holders with each distribution a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after termination of the Trust (normally within 20 to 60 days), the Trustee will furnish to each person who at any time was a Holder of record of Trust Units a statement (1) as to the Income Account: income received; deductions for applicable taxes and for fees and expenses of the Trustee and counsel, and certain other expenses; amounts paid in connection with redemptions of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount per Unit outstanding at termination; (2) as to the Capital Account: the disposition of any Securities (other than pursuant to In Kind Distributions) and the net proceeds received therefrom; the results of In Kind Distributions in connection with redemption of Units; deductions for payment of applicable taxes and for fees and expenses of the Trustee and counsel and certain other expenses, to the extent that the Income Account is insufficient, and the balance remaining after such distribution and deductions, expressed both as a total dollar amount and as a dollar amount per Unit outstanding at termination; (3) a list of the Securities held and the number of Units outstanding at termination; (4) the price per Unit based upon the computation thereof made at termination and (5) amounts actually distributed from the Income Account expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the record dates for such distributions.

  In order to enable them to comply with federal and state tax reporting requirements, Holders will be furnished with evaluations of Securities upon request to the Trustee.

EVIDENCE OF OWNERSHIP

  If a purchaser of Units holds his Units through an account for his benefit at the Sponsor, that purchaser will be the beneficial owner of the Units but the Sponsor will be the record Holder. Units held in such an account with the Sponsor are transferable by the beneficial owner to another account with the Sponsor by notice to the Sponsor, payment of any sums required for taxes or other governmental charges and compliance with any formalities required by the Sponsor.

  All record Holders of Units (including the Sponsor for any Units held by it in accounts for the benefit of others) are required to hold their Units in uncertificated form. The Trustee will credit a record Holder's account with the number of Units held by the Holder. If any Units are not held in an account with the Sponsor, or if Units so held are to be transferred outside such an account, such Units are transferable by the Trustee, with a payment of any sums payable for taxes or other governmental charges imposed upon these transactions and compliance with the formalities necessary to redeem Units.

AMENDMENT AND TERMINATION

  The Sponsor may amend the Indenture, with the consent of the Trustee but without the consent of any of the Holders, (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, (2) to change any provision thereof as may be required by the SEC or any successor governmental agency and (3) to make such other provisions as shall not materially adversely affect the interest of the Holders (as determined in good faith by the Sponsor). The Indenture may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the Holders of 51% of the Units, provided that no such amendment or waiver will reduce the interest in the Trust of any Holder without the consent of such Holder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Holders. The Indenture will terminate upon the earlier of the disposition of the last Security held thereunder or the Mandatory Termination Date specified under Investment Summary. The Indenture may also be terminated by the Sponsor if the value of the Trust is less than the minimum value set forth under Investment Summary (as described under Description of the Trust -- Risk Factors) and may be terminated at any time by written instrument executed by the Sponsor and consented to by Holders of 51% of the Units. The Trustee shall deliver written notice of any termination to each Holder within a reasonable period of time prior to the termination. Within a reasonable period of time after such termination, the Trustee must sell all of the Securities then held and distribute to each Holder, after deductions of accrued and unpaid fees, taxes and governmental and other charges, such Holder's interest in the Income and Capital Accounts. Such distribution will normally be made by mailing a check in the amount of each Holder's interest in such accounts to the address of such Holder appearing on the record books of the Trustee.

REINVESTMENT PLAN

  Distributions of income and/or principal, if any, on Units held in street name through Smith Barney Inc. or directly in the name of the Holder, unless the Holder notifies his financial consultant at Smith Barney Inc. or the Trustee, respectively, to the contrary, will be reinvested automatically in additional Units of the Trust at no extra charge pursuant to the Trust's "Reinvestment Plan". If the Holder does not wish to participate in the Reinvestment Plan, the Holder must notify his financial consultant at Smith Barney Inc. or the Trustee at least ten business days prior to the Distribution Day to which that election is to apply. The election may be modified or terminated by similar notice.

  Distributions being reinvested will be paid in cash to the Sponsor, who will use them to purchase Units of the Trust at the Sponsor's Repurchase Price (the net asset value per Unit without any sales charge) in effect at the close of business on the Distribution Day. These may be either previously issued Units repurchased by the Sponsor or newly issued Units created upon the deposit of additional Securities in the Trust (see Description of the Trust -- Structure and Offering). Each participant will receive an account statement reflecting any purchase or sale of Units under the Reinvestment Plan.

  The costs of the Reinvestment Plan will be borne by the Sponsor, at no cost to the Trust. The Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan at any time without prior notice.

RESIGNATION, REMOVAL AND LIMITATIONS ON LIABILITY

TRUSTEE

  The Trustee or any successor may resign upon notice to the Sponsor. The Trustee may be removed upon the direction of the Holders of 51% of the Units at any time, or by the Sponsor without the consent of any of the Holders if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities. Such resignation or removal shall become effective upon the acceptance of appointment by the successor. In case of such resignation or removal the Sponsor is to use its best efforts to appoint a successor promptly and if upon resignation of the Trustee no successor has accepted appointment within thirty days after notification, the Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Trustee shall be under no liability for any action taken in good faith in reliance on prima facie properly executed documents or for the disposition of monies or Securities, nor shall it be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Security. This provision, however, shall not protect the Trustee in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. In the event of the failure of the Sponsor to act, the Trustee may act under the Indenture and shall not be liable for any of these actions taken in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

SPONSOR

  The Sponsor may resign at any time if a successor Sponsor is appointed by the Trustee in accordance with the Indenture. Any new Sponsor must have a minimum net worth of $2,000,000 and must serve at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC. If the Sponsor fails to perform its duties or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (1) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC, (2) terminate the Indenture and liquidate the Trust or (3) continue to act as Trustee without terminating the Indenture.

  The Sponsor shall be under no liability to the Trust or to the Holders for taking any action or for refraining from taking any action in good faith or for errors in judgment and shall not be liable or responsible in any way for depreciation of any Security or Units or loss incurred in the sale of any Security or Units. This provision, however, shall not protect the Sponsor in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on its business and duly assumes all of its obligations under the Indenture and in such event it shall be relieved of all further liability under the Indenture.

MISCELLANEOUS

TRUSTEE

  The name and address of the Trustee are show on the back cover of this prospectus. The Trustee is subject to supervision and examination by the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Stocks deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Stocks, computer book-entry transfer and institutional delivery services. The Depository Trust

Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

LEGAL OPINION

  The legality of the Units has been passed upon by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsor.

AUDITORS

  The Statement of Financial Condition and the Portfolio included in this Prospectus have been audited by KPMG Peat Marwick LLP, independent auditors, as indicated in their report with respect thereto, and is so included herein in reliance upon the authority of said firm as experts in accounting and auditing.

SPONSOR

  Smith Barney Inc. ("Smith Barney"), was incorporated in Delaware in 1960 and traces its history through predecessor partnerships to 1873. Smith Barney, an investment banking and securities broker-dealer firm, is a member of the New York Stock Exchange, Inc. and other major securities and commodities exchanges, the National Association of Securities Dealers, Inc. and the Securities Industry Association. Smith Barney is an indirect wholly-owned subsidiary of The Travelers Inc. The Sponsor or an affiliate is investment adviser, principal underwriter or distributor of more than 60 open-end investment companies and investment manager of 12 closed-end investment companies. Smith Barney also sponsors all Series of Corporate Securities Trust, Government Securities Trust, Harris, Upham Tax-Exempt Fund and Tax Exempt Securities Trust, and acts as co-sponsor of most Series of Defined Asset Funds.

                                                     EQUITY FOCUS
                                                           TRUSTS
                      -------------------------------------------
                                        A SMITH BARNEY UNIT TRUST

                             S.T.A.R.T. 1996 SERIES

                                   PROSPECTUS

This Prospectus does not contain all of the information with respect to the investment company set forth in its registration statements and exhibits relating thereto which have been filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933 and the
Investment Company Act of 1940, and to which reference is hereby made.
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                                     INDEX

            Investment Summary                                   2
            Report of Independent Auditors                       7
            Statement of Financial Condition                     7
            Portfolio                                            8
            Description of the Trust                            10
            Risk Factors                                        12
            Taxes                                               15
            Public Sale of Units                                17
            Market for Units                                    19
            Redemption                                          19
            Expenses and Charges                                21
            Administration of the Trust                         22
            Reinvestment Plan                                   25
            Resignation, Removal and Limitations on Liability   26
            Miscellaneous                                       26

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SPONSOR:                                     TRUSTEE:               INDEPENDENT AUDITORS:
Smith Barney Inc.               The Chase Manhattan Bank, N.A.     KPMG Peat Marwick LLP
388 Greenwich Street            (A National Banking Association)   345 Park Avenue
23rd Floor                      Customer Service Retail Department New York, New York 10154
New York, New York 10013        770 Broadway--7th Floor
(800) 223-2532                  New York, New York 10003-9598
                                (800) 323-1508

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                                 SMITH BARNEY

                        A Member of TravelersGroup(ART)
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NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS WITH RESPECT TO THIS INVESTMENT COMPANY NOT CONTAINED IN THIS PROSPECTUS; AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO
SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.
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                                                                        UT6211L5

                                    PART II

             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

  A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

                                                               SEC FILE OR
                                                          IDENTIFICATION NUMBER
                                                          ---------------------
 I.   Bonding Arrangements and Date of Organization of
      the Depositor filed pursuant to Items A and B of
      Part II of the Registration Statement on Form S-6
      under the Securities Act of 1933:                           2-67446
 II.  Information as to Officers and Directors of the
      Depositor filed pursuant to Schedules A and D of
      Form BD under Rules 15b1-1 and 15b3-1 of the
      Securities Exchange Act of 1934:                            8-12324
 III. Charter documents of the Depositor filed as
      Exhibits to the Registration Statement on Form S-
      6 under the Securities Act of 1933 (Charter, By-
      Laws):                                                      2-52898

  B. The Internal Revenue Service Employer Identification
     Numbers of the Sponsor and Trustee are as follows:

      Smith Barney Inc.                                        13-2518466
      The Chase Manhattan Bank, N.A., Trustee                  13-2633612

                          UNDERTAKING TO FILE REPORTS

  Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                      CONTENTS OF REGISTRATION STATEMENT

THE REGISTRATION STATEMENT ON FORM S-6 IS COMPRISED OF THE FOLLOWING PAPERS AND DOCUMENTS:

    The facing sheet of Form S-6.

    The Cross-Reference Sheet (incorporated by reference to the Cross-
     Reference Sheet to the Registration Statement of The Uncommon Values Unit Trust, 1985 Series, 1933 Act File No. 2-97046).

    The Prospectus.

    Additional Information not included in the Prospectus (Part II).

    The undertaking to file reports.

    The signatures.

    Written Consents of the following persons:

      KPMG Peat Marwick LLP (included in Exhibit 5.1)
      Davis Polk & Wardwell (included in Exhibit 3.1)

  The following exhibits:

   1.1 -- Form of Reference Trust Indenture.
   2.1 -- Form of Standard Terms and Conditions of Trust (incorporated by reference to Exhibit 2.1 to the Registration Statement of The Uncommon
         Values Unit Trust, 1985 Series, 1933 Act File No. 2-97046).
   3.1 -- Opinion of counsel as to the legality of securities being issued including their consent to the use of their name under the headings
         "Taxes" and "Miscellaneous --Legal Opinion" in the Prospectus.
   5.1 -- Consent of KPMG Peat Marwick LLP to the use of their name under the heading "Miscellaneous --Auditors" in the Prospectus.

                                  SIGNATURES

  The registrant hereby identifies The Uncommon Values Unit Trust 1985 Series (Reg. No. 2-97406) and Equity Focus Trusts The Bank & Thrift Series (Reg. No. 33-62815) for the purposes of the representations required by Rule 487 and represents the following:

    (1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    (2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    (3) That it has complied with Rule 460 under the Securities Act of 1933.

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or Amendment thereto to be signed on its behalf by the undersigned thereunto duly authorized in the City of New York and State of New York on the 8th day of January 1996.

                        SIGNATURES APPEAR ON PAGE II-4

  A majority of the members of the Board of Directors of Smith Barney Inc. has signed this Registration Statement or Amendment thereto pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

                                  SIGNATURES

  A majority of the Board of Directors of Smith Barney Inc. has signed this Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement to do so on behalf of such members.

   SMITH BARNEY UNIT TRUSTS (REGISTRANT)

             SMITH BARNEY INC.
                (DEPOSITOR)

  By the following persons* who constitute a majority of the Board of Directors of Smith Barney Inc.:

Steven D. Black
James S. Boshart III
Robert A. Case
James Dimon
Robert Druskin
Robert F. Greenhill
Jeffrey B. Lane
Robert H. Lessin
Jack L. Rivkin

                                               /s/ Kevin Kopczynski
                                  By____________________________________________
                                                 Kevin Kopczynski
                                            (As authorized signatory for
                                                Smith Barney Inc. and
                                  Attorney-in-fact for the persons listed above)


--------
* Pursuant to Powers of Attorney filed under the 1933 Act file Numbers 33-56722 and 33-51999.